

FORMATION

RECEIVED

2009 MAY -1 A 5:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com



09046005

SUPPL

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

April 23, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Record of Decision for Formations Capital's Idaho Cobalt Project Affirmed". It was officially released on April 23, 2009.

Thanks and best regards,

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 5/1



Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: formcap.com

Record of Decision Affirmed for Formation Capital's Idaho Cobalt Project

Vancouver, B.C., April 23, 2009 - Formation Capital Corporation ("Formation", FCO-TSX), is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") has received notice from the United States Department of Agriculture Salmon Challis National Forest (the "Forest Service") that the Record of Decision (ROD) issued in January 2009 for the Company's 100% owned Idaho Cobalt Project (the ICP) has now been affirmed and that the relief sought in Xstrata plc's appeal of the project has been denied.

In a letter from the Forest Service's Appeal Deciding Officer addressed to the legal counsel of Xstrata's subsidiaries Noranda Exploration Inc. and the Blackbird Mining Co. Ltd., the Appeal Deciding Officer stated, "After considering your issues and the project documentation, the Appeal Reviewing Officer recommends the Forest Supervisor's decision [the ROD] be affirmed". The letter continues, "After careful consideration of the above factors, I affirm the Forest Supervisor's decision to implement the Idaho Cobalt Project. Your request for relief is denied."

Relief was also denied for the one other appeal filed by an individual.

In a release issued today by the Forest Service, they stated, "This action completes the administrative appeal process for the Agency and is the culmination of an extensive effort involving FCC [Formation Capital] and the Forest Service. With the affirmation by the Deputy Regional Forester of my decision of January 2009, the final pathway for the company to follow has been established", stated Bill Wood, Forest Supervisor of the Salmon-Challis National Forest.

"This is the last significant permitting hurdle we needed to cross to move forward with the development of the project" stated Bill Scales, President of Formation Capital Corporation, U.S.

Mari-Ann Green, CEO of Formation Capital Corporation, stated with enthusiasm, "This is something we have been working on for a very long time – something that countless local community members and shareholders alike have been waiting for. Now it's time to complete the final details and create sorely needed jobs for the people of Idaho."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.